SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-10726

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

C-COR Incorporated Retirement Savings and Profit Sharing Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices:

C-COR Incorporated

60 Decibel Road

State College, Pennsylvania 16801-7530

REQUIRED INFORMATION

Page
A. Financial Statements

Financial Statements and Supplemental Schedule dated as of December 31, 2006 and 2005 (with Report of Independent Registered Public Accounting Firm thereon)	2-10

B. Exhibits

23.1 Consent of Independent Registered Public Accounting Firm

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2006 AND 2005

&

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

&

SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

C-COR Incorporated Retirement Savings and Profit Sharing Plan and Board of Directors of C-COR Incorporated:

We have audited the accompanying statement of net assets available for benefits of C-COR Incorporated Retirement Savings and Profit Sharing Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parente Randolph, LLC

Wilkes-Barre, Pennsylvania

June 22, 2007

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
Assets:
Investments, at fair value
Pooled separate accounts	$32,780,001	$28,962,623
Participant loans	523,120	807,247

	33,303,121	29,769,870
Investment, at contract value, which approximates fair value (see Note 2)	7,063,360	7,287,089

Investment, at quoted fair value C-COR Incorporated common stock	3,405,350	1,837,454

Total investments	43,771,831	38,894,413

Receivables:
Employee contributions	—	121,068
Employer contributions	—	81,533

Total assets	43,771,831	39,097,014

Liabilities:
Excess contributions payable to employees	—	4,025

Net assets available for benefits:	$43,771,831	$39,092,989

See accompanying notes to financial statements

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Interest income	$278,688	$253,509
Net appreciation in fair value of investments	6,232,405	610,423

Total	6,511,093	863,932

Contributions:
Employer contributions	2,070,988	2,351,331
Employee contributions	3,251,713	3,676,226
Rollover contributions	408,403	294,398

Total	5,731,104	6,321,955

Total additions	12,242,197	7,185,887

Deductions from net assets attributed to:
Distributions	7,534,214	4,910,253
Administrative expenses	29,141	15,432

Total deductions	7,563,355	4,925,685

Plan mergers:	—	8,428,652

Net increase	4,678,842	10,688,854
Net assets available for benefits:
Beginning of year	39,092,989	28,404,135

End of year	$43,771,831	$39,092,989

See accompanying notes to financial statements

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the C-COR Incorporated Retirement Savings and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

GENERAL

The provisions of the Plan are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code (“IRC”). The Plan was established January 1, 1987. Employees become eligible to participate in the Plan commencing on the earlier of 30 consecutive days of employment or completion of 1,000 hours of service. The Plan covers substantially all employees of C-COR Incorporated (the “Company”) and certain affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

CONTRIBUTIONS

EMPLOYEE DIRECTED CONTRIBUTIONS

Participants may direct the Company to reduce their compensation, as defined in the Plan, up to a maximum amount established by the Internal Revenue Service annually. Non-highly compensated (“NHC”) participants may reduce their compensation by 1% to 100% (in whole percentages) and highly compensated (“HC”) participants may reduce their compensation by 1% to 16% (in whole percentages). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers pooled separate accounts, Company common stock and an insurance investment contract as investment options for participants.

EMPLOYER MATCHING CONTRIBUTIONS

The Company may match eligible employee contributions. The employer matching rate percentage is determined annually by the Company’s Compensation Committee of the Board of Directors. In 2006 and 2005, the Plan was declared a “safe harbor” Plan and the match was equal to one dollar for each dollar contributed up to 6% of eligible compensation.

EMPLOYER DISCRETIONARY CONTRIBUTIONS

Subject to the approval by the Company’s Compensation Committee of the Board of Directors, the Company may contribute a discretionary amount to the Plan. This amount will be allocated to all eligible employees based on their individual compensation, as defined in the Plan, compared to the total compensation of all employees eligible to participate. There were no employer discretionary contributions for 2006 or 2005.

PARTICIPANT ACCOUNTS

Each participant’s account is credited with the participant’s contributions and allocations of (a) the employer’s matching and discretionary contributions (if applicable) and (b) allocations of Plan earnings. In addition, each participant’s account is charged with an allocation of the funds’ administrative expenses incurred by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

VESTING

Participants are vested immediately in their contributions plus actual earnings thereon. Beginning with Plan year 2003, employees are 100% vested in the employer contributions as the Plan is a Safe Harbor Plan. The Compensation Committee of the Board of Directors will review and make a determination on the Safe Harbor classification on an annual basis. For years prior to 2003, employees become vested in the employer’s contribution portion of their account according to the following schedule:

YEARS OF CREDITED SERVICE	PERCENT VESTED
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

For vesting calculations for transfer of assets to the Plan related to acquisitions, the Plan maintains the prior plan’s vesting schedule for these transferred assets.

PARTICIPANT LOANS

Participants may borrow up to 50% of their vested account balance, with a maximum aggregate balance of $50,000 per participant. Loans are stated at the unpaid principal balance, which approximates fair value, and interest accrues at a rate of prime plus 1% at the time of the loan. The loans are secured by the balance in the participant’s account. Interest rates ranged from 5.00% to 10.00% and from 5.00% to 10.50% at December 31, 2006 and 2005, respectively, which are commensurate with local prevailing interest rates. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

Benefits under the Plan are paid upon separation from service, death, disability, or retirement. Upon a participant’s death, the entire account balance will be paid to his/her beneficiary. Hardship withdrawals are permitted for “severe” financial hardships, as defined by the Plan. Effective March 28, 2005, the Plan was amended to allow automatic lump-sum distributions if the present value of the participant’s vested account balance is less than $1,000 and is payable on or after March 28, 2005. The participant must consent to the distribution if the present value is more than $1,000.

FORFEITED ACCOUNTS

Nonvested employer matching contributions and nonvested employer discretionary contributions that are forfeited are used to reduce the amount of future employer matching and employer discretionary contributions. Employer contributions were reduced by $70,084 and $87,477 during 2006 and 2005, respectively, from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value. The Plan’s pooled separate accounts are valued at estimated fair value based on the net unit value as determined by Prudential Retirement Insurance and Annuity Company (“Prudential”), the custodian of the Plan. The Company’s common stock is valued at quoted fair value based on market value as quoted on the National Association of Securities Dealers Automated Quotation System. Participant loans are stated at cost, which is estimated fair value. The guaranteed investment contract, a declared rate fund, is valued at contract value which approximates fair value. The average yield of the guaranteed income contract was 3.30% and 3.05% in 2006 and 2005, respectively. The crediting interest rate as of December 31, 2006 and 2005 was 3.50% and 3.10%, respectively. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

3.	INVESTMENTS

The following table presents investments at December 31, 2006 and 2005. Investments that represent five percent or more of the Plan’s net assets are separately identified.

	2006		2005
Investments at fair value:
Pooled separate accounts:
Dryden S&P 500 Index	$4,016,214		$3,473,436
Prudential Lifetime 40	2,699,214		2,389,356
Mid Cap Growth Artisan Partners	2,812,604		2,705,842
Small Cap Value MEA	2,283,507		2,479,289
T. Rowe Price Equity Income ADV SH	3,848,702		3,337,145
Oppenheimer Global – CL A	2,768,667		2,314,705
Turner Investment Large Cap Growth	2,237,439		2,284,214
Other	12,113,654		9,978,636
Participant loans	523,120	*	807,247	*

	33,303,121		29,796,870
Investment at quoted fair value, C-COR Incorporated common stock	3,405,350		1,837,454	*
Investment at contract value, which approximates fair value, Guaranteed Income Contract	7,063,360		7,287,089

Total investments	$43,771,831		$38,894,413

*	Denotes less than 5% of Plan assets for the respective plan year.

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Investments at estimated fair value, Pooled separate accounts	$4,100,975	$2,142,648
Investment at quoted fair value, C-COR Incorporated common stock	2,131,430	(1,532,225)

Net appreciation in fair value	$6,232,405	$610,423

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts, and any unallocated assets of the Plan will be allocated to participant accounts and distributed in such a manner as the Company may determine.

5.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated January 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and is exempt from federal income taxes.

6.	RELATED-PARTY TRANSACTIONS

Plan investments include units of pooled separate accounts and a general account administered by Prudential. Prudential is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, the Plan maintains investments in the Company’s common stock.

7.	LIABILITIES

The Plan did not have any liabilities as of December 31, 2006. The Plan had a liability of $4,025 as of December 31, 2005, which was related to excess contributions. The excess contributions were returned prior to March 15, 2006.

8.	PLAN ADMINISTRATIVE EXPENSES

Certain administrative expenses for the Plan are paid by the Company.

9.	TRANSFER TO PLAN

There were no transfers to the Plan during the 2006 Plan Year. Early in 2005, a plan-to-plan transfer of assets occurred based on the January 2005 acquisition of nCUBE Corporation. The transfer was completed in March 2005. The amount transferred to the Plan related to the acquisition of nCUBE was $8,293,164. Additionally, there was $135,488 in loan principal balances and earnings transferred into the Plan, for total Plan merger of $8,428,652.

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

EIN: 24-0811591 PLAN NUMBER: 003

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
*	C-COR Incorporated	Common stock	N/R	$3,405,350
*	Prudential Retirement & Investment Services	Guaranteed Investment Contract,
*		Guaranteed Income Contract	N/R	7,063,360
		Pooled Separate Accounts:
*		Dryden S&P 500 Index	N/R	4,016,214
*		T Rowe Price Equity Income ADV SH	N/R	3,848,702
*		Mid Cap Growth Artisan Partners	N/R	2,812,604
*		Oppenheimer Global-CL A	N/R	2,768,667
*		Prudential Lifetime 40	N/R	2,699,214
*		Small Cap Value MEA	N/R	2,283,507
*		Turner Investment Large Cap Growth	N/R	2,237,439
*		American Century Equity Income	N/R	2,055,809
*		Prudential Lifetime 30	N/R	1,718,382
*		TimesSquare Small Cap Growth	N/R	1,622,574
*		American Century International Growth	N/R	1,180,078
*		Columbia International Value	N/R	1,142,374
*		Oakmark Equity and Income CL I	N/R	1,044,030
*		Prudential Lifetime 50	N/R	1,014,042
*		Core Bond Enhanced Index PIM	N/R	829,654
*		Templeton Growth	N/R	788,627
*		Prudential Lifetime 20	N/R	512,188
*		Prudential Lifetime 60	N/R	132,632
*		Turner Investment Partners Balanced	N/R	73,081
*		LN AP Fund	N/R	183
*	Participant Loans	Participant loans with various rates of interest from 5.00% to 10.00%	$0	523,120

		Total		$43,771,831

*	Parties-in-interest, as defined by ERISA

N/R - Participant directed investment; cost not required to be reported

See accompanying notes to financial statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

C-COR Incorporated Retirement Savings and Profit Sharing Plan

C-COR Incorporated
Plan Administrator

DATE: June 28, 2007	By:	/s/ William T. Hanelly
William T. Hanelly
Chief Financial Officer, Treasurer and Secretary